

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 13, 2016

<u>Via E-mail</u>
Mr. John J. Dunn, Jr.
Executive Vice President and
Chief Financial Officer
American National Insurance Company
One Moody Plaza
Galveston, TX 77550-7999

Re: American National Insurance Company
        Form 10-K for the Year Ended December 31, 2015
        Filed February 29, 2016
        File No. 001-34280

Dear Mr. Dunn:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                        Sincerely,

                                         /s/ Angela M. Connell

                                         Angela M. Connell
                                         Accounting Branch Chief
                                         Office of Healthcare and Insurance